January 7, 2025

Bruno Ramos de Sousa
Director of the Sponsor
Hashdex Nasdaq Crypto Index US ETF
Ataulfo de Paiva, no 1120, Store A
Leblon- Rio de Janeiro

       Re: Hashdex Nasdaq Crypto Index US ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 26, 2024
           File No. 333-280990
Dear Bruno Ramos de Sousa:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
General

1.     We note that you have identified Flowdesk SAS, Nonco LLC, and Enigma
Securities
       Ltd as Crypto Trading Counterparties. Please tell us whether these are the same entities as Flowdesk SAS, Nonco LLC, and Enigma Securities Ltd named as Authorized Participants, and whether any of these three entities is a
       registered broker-dealer. To the extent a Crypto Trading Counterparty is an affiliate of an Authorized Participant, disclose the nature of the affiliation and revise as necessary the Conflicts of Interest and Risk Factors sections.
 January 7, 2025
Page 2
Creation and Redemption of Shares, page 78

2. Please disclose, if accurate, that the Authorized Participants named on page 80 are registered broker-dealers and members in good standing of the Financial Industry
       Regulatory Authority (FINRA).
Conflicts of Interest, page 110

3. Please disclose whether sales of the Trust's crypto assets will be facilitated through an affiliate of the Crypto Custodian. If so, describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price.

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or J. Nolan McWilliams at 202-551-3217
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Adam T. Teufel